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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                              McKesson Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    581556107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  HBO & Company
                           301 Perimeter Center North
                              Atlanta, Georgia 30346
                                  (770) 393-6000
                          Attention: Charles W. McCall

                                 With a copy to:
                              Lisa A. Stater, Esq.
                           Jones, Day, Reavis & Pogue
                               3500 SunTrust Plaza
                             Atlanta, Georgia 30308
                                 (404) 521-3939
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. \ \

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on Following Pages)


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                                  SCHEDULE 13D

CUSIP No. 581556107
--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only). HBO & Company (37-0986839)


         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
--------------------------------------------------------------------------------
                  (a)

                  (b)
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds  (See Instructions)  WC, OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         19,759,717
Shares Bene-
ficially Owned    8.       Shared Voting Power              0
by Each
Reporting         9.       Sole Dispositive Power    19,759,717
Person With
                  10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  19,759,717
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)   16.6%(1)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                                    CO


-----------------------
(1) Adjusted to reflect the issuance by the Issuer of 19,759,717 shares of common stock of the Issuer upon exercise of the Option, as defined and described herein. Represents 19.9% of the shares of common stock of the Issuer outstanding on October 17, 1998.


                                       2

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Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $.01 per share (the "McKesson Common Stock"), of McKesson Corporation, a Delaware corporation ("McKesson"). The principal executive offices of McKesson are located at McKesson Plaza, One Post Street, San Francisco, California 94104.


Item 2.  Identity and Background

         This Schedule 13D is filed by HBO & Company, a Delaware corporation ("HBOC"). The principal business of HBOC is providing integrated software solutions for the healthcare industry. The principal executive offices of HBOC are located at 301 Perimeter Center North, Atlanta, Georgia 30346. Certain information concerning the directors and executive officers, of HBOC is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference.

         Neither HBOC nor, to the knowledge of HBOC, any of its executive officers or directors has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         HBOC acquired an option to purchase 19,759,717 shares of McKesson Common Stock (the "Option") pursuant to a Stock Option Agreement dated October 17, 1998, between HBOC and McKesson (the "McKesson Option Agreement"). Pursuant to the Option, HBOC has the right, upon the occurrence of certain events specified in Section 2 of the McKesson Option Agreement, to purchase 19,759,717 shares of McKesson Common Stock (or such greater number as equals 19.9% of the then-outstanding shares of McKesson Common Stock) for $88.6875 per share, subject to customary anti-dilution adjustments. Notwithstanding any other provisions of the McKesson Option Agreement, the Total Profit (as defined therein) that HBOC may realize from the Option may not exceed $220 million. Upon the occurrence of certain events set forth in the McKesson Option Agreement, the Option may be repurchased by McKesson. In addition, the McKesson Option Agreement grants certain registration rights to HBOC with respect to the shares of McKesson Common Stock obtainable upon exercise of the Option. Also, under certain circumstances, McKesson is entitled to a right of first refusal if HBOC desires to sell or otherwise transfer all of any part of the Option or shares of McKesson Common Stock acquired by HBOC pursuant thereto. Reference is made to the McKesson Option Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

         If HBOC were to exercise the Option in full, it currently anticipates that the funds necessary to pay the exercise price would be provided, in part, from HBOC's working capital and the balance would be borrowed from a bank or other lender, which has not been identified.


Item 4.  Purpose of Transaction

         On October 17, 1998, HBOC, McKesson and McKesson Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of McKesson ("Merger Sub"), entered into an Agreement and



                                       3
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Plan of Merger (the "Merger Agreement"), providing for the merger of Merger
Sub with and into HBOC such that HBOC will become a wholly-owned subsidiary of McKesson (the "Merger"). Upon consummation of the Merger, HBOC will be the surviving corporation (the "Surviving Corporation"), and the Certificate of Incorporation, with limited amendments, and the by-laws of Merger Sub shall be the Certificate of Incorporation and by-laws of the Surviving Corporation, the initial directors of the Surviving Corporation shall be as set forth in the Merger Agreement and the initial officers of the Surviving Corporation shall be the officers of Merger Sub. At the effective time of the Merger, each outstanding share of common stock, $.05 par value, of HBOC ("HBOC Common Stock") (other than shares of HBOC Common Stock owned by McKesson, HBOC or Merger Sub) will be converted into the right to receive .37 shares of McKesson Common Stock (except that cash will be paid in lieu of fractional shares). If the Merger is consummated in accordance with the terms and conditions of the Merger Agreement and upon the occurrence of certain other events as set forth in the McKesson Option Agreement, the Option will terminate.

         Concurrently with and as an inducement and condition to HBOC's entering into the Merger Agreement, McKesson, as issuer, and HBOC, as grantee, entered into the McKesson Option Agreement, pursuant to which McKesson granted HBOC the Option. Concurrently with and as an inducement and condition to McKesson's entering into the Merger Agreement, HBOC, as issuer, and McKesson, as grantee, entered into a Stock Option Agreement, dated October 17, 1998 (the "HBOC Option Agreement"), pursuant to which HBOC granted McKesson an option, on substantially identical terms as set forth in the McKesson Option Agreement, to purchase from HBOC, upon the occurrence of certain events specified in Section 2 of the HBOC Option Agreement, 85,865,517 shares of HBOC Common Stock (or such greater number as equals 19.9% of the then-outstanding shares of HBOC Common Stock) for $32.81 per share, subject to customary anti-dilution adjustments. Notwithstanding any other provisions of the HBOC Option Agreement, the Total Profit (as defined therein) that McKesson may realize from the option granted pursuant thereto may not exceed $220 million.

         Upon consummation of the Merger as contemplated by the Merger Agreement, the HBOC Common Stock will be delisted from the Nasdaq Stock Market, Inc. National Market, and the HBOC Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         The preceding summary of certain provisions of the Merger Agreement, the McKesson Option Agreement and the HBOC Option Agreement is qualified in its entirety by reference to the full text of such documents, copies of which are filed as Exhibits A, B, and C, respectively, hereto, and which are incorporated herein by reference. Except as described above, HBOC has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Under the McKesson Option Agreement, HBOC does not have the right to acquire any shares of McKesson Common Stock unless certain specified events occur. If the Option were to become exercisable, HBOC would be entitled to purchase upon exercise of the Option 19,759,717 shares of McKesson Common Stock, which represented 19.9% of the outstanding shares of McKesson Common Stock on October 17, 1998 (16.6% giving effect to the issuance of such shares pursuant to the Option) (or such greater number as equals 19.9% of the then-outstanding shares of McKesson Common Stock), subject to customary anti-dilution adjustments and the limitation on the Total Profit described above. If HBOC were to exercise the Option, it would have sole power to vote and, subject to the terms of the McKesson Option Agreement, sole power to direct the disposition of, the Option and the shares of McKesson Common Stock obtainable upon exercise thereof. Because the Option will not be exercisable unless and until certain specified events occur, HBOC disclaims beneficial ownership of any shares of McKesson Common Stock subject to the Option.

         Except as set forth herein, HBOC does not beneficially own, or have the sole or shared power to vote or to direct the vote or to dispose of, or direct the disposition of, any shares of McKesson Common Stock. To the knowledge of HBOC, none of its directors or executive officers beneficially owns any shares of McKesson Common Stock. Neither HBOC nor, to the knowledge of HBOC any of its directors

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or executive officers, has effected any transaction in shares of McKesson Common
Stock for its or his own account during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Except as set forth in response to Items 3, 4 and 5 hereof, neither HBOC nor, to the knowledge of HBOC, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of McKesson, including, but not limited to, transfer or voting of any securities of McKesson, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         (A) Agreement and Plan of Merger, dated as of October 17, 1998 among HBOC, Merger Sub and McKesson.

         (B) Stock Option Agreement, dated October 17, 1998, between McKesson, as issuer, and HBOC, as grantee.

         (C) Stock Option Agreement, dated October 17, 1998, between HBOC, as issuer, and McKesson, as grantee.


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                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 20, 1998

                              HBO & COMPANY


                              By:  /s/ Albert J. Bergonzi
                                   -------------------------------------------
                                   Albert J. Bergonzi
                                   President and Co-Chief Operating Officer

                                INDEX TO EXHIBITS



Exhibit                                     Description

   (A) Agreement and Plan of Merger, dated as of October 17, 1998 among HBOC, Merger Sub and McKesson.

   (B) Stock Option Agreement, dated October 17, 1998, between McKesson, as issuer, and HBOC, as grantee.

   (C) Stock Option Agreement, dated October 17, 1998, between HBOC, as issuer, and McKesson, as grantee.




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


                                   SCHEDULE A


         The name, business address and principal occupation of each executive officer and director of HBO & Company ("HBOC") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with HBOC. Each of the persons listed below is a United States citizen.


Name                                        Principal Occupation and Business Address
----                                        -----------------------------------------

Charles W. McCall*                          Chairman, President and Chief Executive Officer

Jay P. Gilbertson*                          President, Co-Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary

Albert J. Bergonzi*                         President and Co-Chief Operating Officer

Russell G. Overton*                         Senior Vice President-Business Development

Jay M. Lapine*                              Senior Vice President, General Counsel and Assistant Secretary

Alfred C. Eckert III                        Principal, Greenwich Street Capital Partners, Inc. and Greycliffe Partners, Inc.
                                            388 Greenwich Street
                                            New York, New York  10013

Philip A. Incarnati                         President and Chief Executive Officer
                                            McLaren Health Care Corporation
                                            74 Chateaux DeLac
                                            Fenton, Michigan  48430

Alton F. Irby III                           Deputy Chairman, NatWest Markets Global Corporate Advisory Limited
                                            32 Queen Anne's Gate
                                            London, England  SW1H 9AB

M. Christine Jacobs                         President, Chief Executive Officer and Vice-Chairman
                                            Theragenics Corporation
                                            5325 Oakbrook Parkway, NW
                                            Norcross, Georgia  30093

Gerald E. Mayo                              Chairman, Midland Financial Services, Inc.
                                            10 Harleston Green
                                            Hilton Head Island, South Carolina 29928

James V. Napier                             Chairman, Scientific-Atlanta, Inc.
                                            3343 Peachtree Road, N.E., Suite 1420
                                            Atlanta, Georgia  30326

Donald C. Wegmiller                         President and Chief Executive Officer, Management Compensation
                                            Group/Healthcare Compensation
                                             608 Second Avenue South, Suite 370
                                             Minneapolis, Minnesota  55402


-------------------
* The executive officer's business address is HBO & Company, 301 Perimeter Center North, Atlanta, Georgia.


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